The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH

527 MADISON AVENUE, NEW YORK, N.Y. 10022

TELEPHONE (212) 326-0600

November 27, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Correction in the Financial Results (Consolidated) and the Explanatory Material for the First Half Fiscal year 2006

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

11/29

11/27/06 11:58AM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Toru Matsuura
Title: Controller

November 27, 2006
The Sumitomo Trust & Banking Co., Ltd

Notice Regarding Correction in the Financial Results (Consolidated) and the Explanatory Material for the First Half Fiscal Year 2006

The Sumitomo Trust and Banking Co., Ltd. hereby announces that it has made corrections to a part of the Financial Results (Consolidated) and the Explanatory Material for the First Half Fiscal Year 2006 disclosed on November 20, 2006. (Corrections are underlined below.)

1. Page 7 of Financial Results (Consolidated) for the First Half Fiscal Year 2006
   Notes 18 and 19 to Consolidated Balance Sheet at the end of the First Half Fiscal Year 2006

(After correction)

18. Restructured Loans
    "Restructured Loans" amounted 56,024 million yen. (Omit the rest)
19. Total of Delinquent Loans, Loans More than Three Months Past Due and Restructured Loans
    The total of "Loans in Bankruptcy Proceedings", "Other Delinquent Loans", "Loans More than Three Months Past Due" and "Restructured Loans" amounted 114,901 million yen. (Omit the rest)

(Before correction)

18. Restructured Loans
    "Restructured Loans" amounted 66,548 million yen. (Omit the rest)
19. Total of Delinquent Loans, Loans More than Three Months Past Due and Restructured Loans
    The total of "Loans in Bankruptcy Proceedings", "Other Delinquent Loans", "Loans More than Three Months Past Due" and "Restructured Loans" amounted 125,425 million yen. (Omit the rest)

2. Page 6 of Explanatory Material attached to Financial Results for the First Half Fiscal Year 2006
   2) Risk managed loans (Banking a/c and principal guaranteed trust a/c combined)
   (Consolidated)

(After correction)

	Millions of Yen				
	Sep. 2006	Mar. 2006	Sep. 2005	Change from Mar. 2006	Change from Sep. 2005
Risk managed loans	**134,921**	139,690	141,795	-4,768	-6,874
Restructured loans	**73,104**	90,371	78,457	-17,266	-5,352
% to total loan balance	**1.2%**	1.3%	1.4%	-0.1%	-0.2%

(Before correction)

	Millions of Yen				
	Sep. 2006	Mar. 2006	Sep. 2005	Change from Mar. 2006	Change from Sep. 2005
Risk managed loans	**145,446**	139,690	141,795	5,755	3,650
Restructured loans	**83,628**	90,371	78,457	-6,742	5,171
% to total loan balance	**1.3%**	1.3%	1.4%	0.0%	-0.1%

For enquiries, please contact
IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654